UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. — )*

(Name of Issuer)
Microfield Graphics, Inc.

(Title of Class of Securities)
Common Stock

(CUSIP Number)
59536W 10 4

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Steven M. Wright, 1631 NW Thurman, Suite 310, Portland Oregon 97209, 503.419.3580

(Date of Event Which Requires Filing of This Statement)
September 17, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Form 13D

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CUSIP No. 59536W 10 4

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Steven M. Wright

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 865,551

	8	Shared Voting Power:

	9	Sole Dispositive Power: 865,551

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 865,551

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row 11 10.7%

14	Type of Reporting Person (See Instructions): IN

Form 13D

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Item 1. Security and Issuer

Issuer:	Microfield Graphics, Inc. 1631 NW Thurman, Suite 310 Portland, Oregon 97209
Title of Security:	Common stock

Item 2. Identity and Background

(a)	Name:	Steven M. Wright
(b)	Business Address:	1631 NW Thurman, Suite 310 Portland, Oregon 97209
(c)	Present Principal Occupation or employment:	Microfield Graphics, Inc. President 1631 NW Thurman, Suite 310 Portland, Oregon 97209
(d)	Criminal Conviction:	None
(e)	Civil securities violation:	None
(f)	Citizenship:	USA

Item 3. Source and Amount of Funds

     The 2,099,526 shares of the common stock of Issuer issued in this transaction include back pay shares and were also acquired in a merger of Innovative Safety Technologies, LLC, an Oregon limited liability company, into Microfield Merger Sub, Inc., an Oregon corporation, a wholly owned subsidiary of Issuer. An additional 1,363,629 shares were issued pursuant to a Stock Purchase Agreement. Both transactions closed simultaneously on September 17, 2002. The Agreement and Plan of Merger and the Stock Purchase Agreement are attached as exhibits.

Item 4. Purpose of the transaction:

     Issuer acquired, via merger, IST. IST merged into Issuer’s wholly owned subsidiary Microfield Merger Sub, Inc. The transaction was a stock for membership interest exchange where the members of IST acquired a pro-rata portion of 1,818,181 shares of the Common Stock of Issuer in exchange for their membership interests in Innovative Safety Technologies, LLC.

Form 13D

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Item 5. Interest in Securities of the Issuer:

(a)	865,551 shares equaling 10.7% of the common stock outstanding of Microfield Graphics, Inc. The total number of outstanding shares of Microfield Graphics, Inc., is 8,059,232.

(b)	865,551 shares

(c)	865,551, September 17, 2002, $0.22 per share. The transaction was facilitated by a merger of Innovative Safety Technologies, LLC, into a wholly owned subsidiary of Microfield Graphics, Inc., and by a Stock Purchase Agreement.

(d)	None

(e)	None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

None

Item 7. Material to be Filed as Exhibits

     Exhibits:

Exhibit 2:	Agreement and Plan of Merger
Exhibit 4:	Stock Purchase Agreement

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2002

/s/ Steven M. Wright Steven M. Wright

Form 13D

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